EXHIBIT 99.1

Valens Semiconductor Collaborates with Intel to Boost Automotive MIPI A-PHY Implementations

Intel to leverage Valens Semiconductor’s expertise to bolster design and fabrication services for automotive suppliers

HOD HASHARON, Israel, September 28, 2022 – Valens Semiconductor (NYSE: VLN) today announced a collaboration with Intel to develop MIPI A-PHY-compliant automotive technologies for foundry customers, leveraging Valens Semiconductor’s expertise as a leading contributor to MIPI A-PHY technology. The cooperation will provide an additional boost to the growing A-PHY ecosystem by allowing third parties from across the automotive industry to accelerate time to market for A-PHY systems, from Application Specific Integrated Circuits (ASICs) to System on a Chip (SoC) solutions, based on Intel Foundry Services’ (IFS) design and fabrication.

MIPI A-PHY is quickly emerging as one of the most resilient standards for long-reach connectivity advancing ADAS, AD, IVI and other automotive applications. It majorly simplifies the integration of lidar, radar and cameras for limited and full vehicle autonomy, while also improving connectivity for high-resolution safety and infotainment displays.

“Our priority at Intel Foundry Services is to invest in disruptive technologies that can help our customers accelerate time to market,” said Nivruti Rai, Vice President, Intel Foundry Services & General Manager, IFS Automotive Solutions Group. “As the most cutting-edge high-speed connectivity technology in the automotive industry, MIPI A-PHY is well positioned for large-scale integration in cars around the world. With our combination of advanced process technology and geographically diverse capacity, we are confident that we will be able to address the strong market interest in MIPI A-PHY solutions.”

“As a pioneer in MIPI A-PHY technology, Valens Semiconductor’s primary goal has been to diversify and strengthen the A-PHY supply chain, and Intel Foundry Services is the perfect fit – as both a market and technology leader – to catapult the A-PHY ecosystem,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “MIPI A-PHY is the most robust and resilient automotive connectivity technology available. Our partnership with Intel will open the door for additional automotive chip manufacturers to join the growing MIPI A-PHY Ecosystem, expend the number of suppliers providing A-PHY compliant IC products and making significant inroads towards widescale market adoption.”

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in- vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor